SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

METALS USA, INC.

(Name of the Issuer)

Metals USA, Inc.

Flag Holdings Corporation

Flag Acquisition Corporation

Apollo Management V, L.P.

Apollo Advisors V, L.P.

Apollo Investment Fund V, L.P.

Apollo Overseas Partners V, L.P.

Apollo Netherlands Partners V(A), L.P.

Apollo Netherlands Partners V(B), L.P.

Apollo German Partners V GMBH & CO KG

C. Lourenco Goncalves

Terry L. Freeman

John A. Hageman

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591324207

(CUSIP Number of Class of Securities)

Daniel W. Dienst c/o Metals Management, Inc. 750 Lexington Avenue New York, NY 10021 (212) 750-7280	Eric L. Press Apollo Management, L.P. 9 West 57th Street, 43rd Floor New York, NY 10019 (212) 515-3200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Steven H. Scheinman, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, NY 10022 (212) 872-1000	Michael D. Weiner Apollo Management, L.P. 9 West 57th Street, 43rd Floor New York, NY 10019 (212) 515-3200	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☑ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$539,075,835.66	$63,449.23

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 20,282,790 shares of common stock of Metals USA, Inc. (“Metals USA”) and (ii) $22.00, (b) the product of (i) 45,437 unvested rights to receive shares of Metals USA common stock and (ii) $22.00, (c) the product of (i) 1,081,270 shares of common stock of Metals USA subject to currently outstanding options and (ii) the excess of $22.00 over $9.42, the weighted average exercise price with respect to such options and (d) the product of (i) 3,556,703 shares of common stock of Metals USA subject to currently outstanding warrants and (ii) $22.00.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,449.23

Form or Registration No.: Schedule 14A

Filing Party: Metals USA, Inc.

Date Filed: June 14, 2005

Introduction

This Rule 13(e)-3 Transaction Statement (the “Transaction Statement”) relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 18, 2005, by and among Metals USA, Inc., a Delaware corporation (the “Company”), Flag Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Flag Holdings Corporation, a Delaware corporation (“Parent”). Parent and Merger Sub were recently formed by certain private equity funds managed by Apollo Management V, L.P. (the “Apollo Funds”). Merger Sub is a wholly owned subsidiary of Parent. Parent is a wholly owned subsidiary of the Apollo Funds, which are Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., and Apollo German Partners V GMBH & CO KG. Apollo Advisors V, L.P. serves as general partner of each of the Apollo Funds. A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes thereto, the “Proxy Statement”). The Proxy Statement is attached hereto as Exhibit (a)(3).

Pursuant to the Merger Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, (ii) each share of common stock of the Company, par value $0.01 per share (a “Share”), issued and outstanding immediately prior to the effective time of the Merger (excluding any Shares owned by the Company, Parent, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries and any Shares owned by stockholders properly exercising appraisal rights), will be converted into and represent the right to receive $22.00 in cash, without interest, (iii) each option to purchase Shares granted under the Company’s 2002 Long Term Incentive Plan (the “Plan”) (other than options held by certain members of management who may be required to convert their options into the right to purchase the stock of either Parent or the Surviving Corporation) will be cancelled and will be entitled to receive a cash payment equal to the amount by which $22.00 exceeds the exercise price for each Share underlying such option, (iv) each outstanding and unvested right to receive one Share (“MUSA Deferred Stock Right”) granted under the Plan or otherwise, will be cancelled and converted into the right to receive $22.00 in cash and (v) each outstanding warrant to purchase Shares (“Warrant”) issued pursuant to the Warrant Agreement, dated as of October 31, 2002, by and between the Company and Equiserve Trust Company, N.A. or otherwise, shall represent the right to receive (upon surrender of such Warrant and the payment to the Surviving Corporation of the exercise price thereunder) a cash payment, without interest, equal to $22.00 for each Share underlying the Warrants.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

All information contained in this Transaction Statement concerning any of the persons filing this 13E-3 Transaction Statement (each, a “Filing Person”) has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY” incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“THE PARTIES TO THE MERGER – Metals USA, Inc.”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S STOCK” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S STOCK” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchasers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“THE PARTIES TO THE MERGER”

“SPECIAL FACTORS – Position of C. Lourenco Goncalves, Terry L. Freeman and John A. Hageman as to Fairness”

“SPECIAL FACTORS – Position of Merger Sub, Parent, Apollo and the Apollo Affiliates as to Fairness”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“THE PARTIES TO THE MERGER”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“THE SPECIAL MEETING – Required Vote”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Treatment of Stock Options, Warrants and Rights to Receive Shares of Metals USA Common Stock”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of C. Lourenco Goncalves, Terry L. Freeman and John A. Hageman as to Fairness”

“SPECIAL FACTORS – Position of Merger Sub, Parent, Apollo and the Apollo Affiliates as to Fairness”

“DISSENTERS’ RIGHTS OF APPRAISAL”

ANNEX C – Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Citadel Support Agreement”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Citadel Support Agreement”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing by Parent of Merger and Related Transactions”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Citadel Support Agreement”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SUMMARY – Treatment of the Company’s Stock Options”

“SUMMARY – Treatment of the Company’s Warrants”

“SUMMARY – Treatment of the Right to Receive Additional Metals USA Shares”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Structure”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Treatment of Stock Options, Warrants and Rights to Receive Shares of Metals USA Common Stock”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing by Parent of Merger and Related Transactions”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Citadel Support Agreement”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Opinion of Jefferies & Company, Inc.”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

“SPECIAL FACTORS – Citadel Support Agreement”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

“STOCKHOLDER PROPOSALS”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

Item 8.	Fairness of the Transaction

Regulation M-A 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SUMMARY – Opinion of Jefferies & Company, Inc.”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Opinion of Jefferies & Company, Inc.”

“SPECIAL FACTORS – Position of C. Lourenco Goncalves, Terry L. Freeman and John A. Hageman as to Fairness”

“SPECIAL FACTORS – Position of Merger Sub, Parent, Apollo and the Apollo Affiliates as to Fairness”

Annex B – Opinion of Jefferies & Company, Inc.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Opinion of Jefferies & Company, Inc.”

“SPECIAL FACTORS – Position of C. Lourenco Goncalves, Terry L. Freeman and John A. Hageman as to Fairness”

“SPECIAL FACTORS – Position of Merger Sub, Parent, Apollo and the Apollo Affiliates as to Fairness”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B – Opinion of Jefferies & Company, Inc.

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

“THE SPECIAL MEETING – Required Vote”

“SPECIAL FACTORS – Citadel Support Agreement”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Opinion of Jefferies & Company, Inc.”

Annex B – Opinion of Jefferies & Company, Inc.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Opinion of Jefferies & Company, Inc.”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Representations and Warranties”

Annex B – Opinion of Jefferies & Company, Inc.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Opinion of Jefferies & Company, Inc.”

“SPECIAL FACTORS – Financial Advisory Services of CIBC World Markets Corp.”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Representations and Warranties”

Annex B – Opinion of Jefferies & Company, Inc.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and coping at the principal executive offices of the Company during its regular business hours by any interested holder of Shares.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SUMMARY – Financing by Parent of Merger and Related Transactions”

“SUMMARY – Termination Fees and Expenses”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing by Parent of Merger and Related Transactions”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SUMMARY – Financing by Parent of Merger and Related Transactions”

“SUMMARY – Termination of the Merger Agreement”

“SUMMARY – Termination Fees and Expenses”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing by Parent of Merger and Related Transactions”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Financing by Parent of Merger and Related Transactions”

“SUMMARY – Termination Fees and Expenses”

“THE SPECIAL MEETING – Expenses of Proxy allocation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“SPECIAL FACTORS – Financing by Parent of Merger and Related Transactions”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Termination Fee”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Reimbursement of Expenses”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Financing by Parent of Merger and Related Transactions”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing by Parent of Merger and Related Transactions”

ANNEX A – Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation and Flag Acquisition Corporation

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of C. Laurence Goncalves, Terry L. Freeman and John A. Hageman as to Fairness”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metals USA after the Merger”

Item 13.	Financial Information

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED FINANCIAL INFORMATION”

“RATIO OF EARNINGS TO FIXED CHARGES”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Special Meeting and the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a	)(1)	Letter to Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.
(a	)(2)	Notice of Special Meeting of Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange

Commission on August 5, 2005.

(a	)(3)	Proxy Statement of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(a	)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(a	)(5)	Press release issued by Metals USA, Inc., dated May 18, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on May 18, 2005.

(b	)(1)	Amended and Restated Commitment Letter, dated June 8, 2005, by and among Credit Suisse, Cayman Islands Branch, CIBC World Markets Corp., CIBC Inc., Bank of America, N.A. and Banc of America Securities LLC and accepted and agreed to by Flag Acquisition Corporation.*

(c	)(1)	Opinion of Jefferies & Company, Inc., dated May 18, 2005, incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(c	)(2)	Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(c	)(3)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 3, 2005.*

(c	)(4)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated March 1, 2005.*

(c	)(5)	Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 18, 2005.*

(c	)(6)	Preliminary Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(d	)(1)	Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation, and Flag Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(d	)(2)	Support Agreement, dated as of May 18, 2005, by and among Flag Holdings Corporation, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd., incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(d	)(3)	Employment Agreement, by and between Flag Acquisition Corporation and C. Lourenco Goncalves, dated as of May 18, 2005.*

(d	)(4)	Employment Agreement, by and between Flag Acquisition Corporation and Terry L. Freeman, dated as of May 18, 2005.*

(d	)(5)	Employment Agreement, by and between Flag Acquisition Corporation and John A. Hageman, dated as of May 18, 2005.*

(d	)(6)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated February 1, 2005.*

(d	)(7)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated March 17, 2005.*

(f	)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(g	)	None.

*	Filed as an exhibit to the Schedule 13e-3 filed by Metals USA, Inc. with the Securities and Exchange Commission on June 14, 2005.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 2005

METALS USA, INC.

By:	/s/ Terry L. Freeman
Name:	Terry L. Freeman
Title:	Sr. Vice President

FLAG HOLDINGS CORPORATION

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Chairman of the Board

FLAG ACQUISITION CORPORATION

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Chairman of the Board

APOLLO MANAGEMENT V, L.P.

By:	AIMV Management, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO ADVISORS V, L.P.

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO INVESTMENT FUND V, L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO OVERSEAS PARTNERS V, L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO NETHERLANDS PARTNERS V(A), L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO NETHERLANDS PARTNERS V(B), L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO GERMAN PARTNERS V GMBH & CO KG

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

C. LOURENCO GONCALVES

/s/ C. Lourenco Goncalves

TERRY L. FREEMAN

/s/ Terry L. Freeman

JOHN A. HAGEMAN

/s/ John A. Hageman

EXHIBIT INDEX

(a	)(1)	Letter to Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(a	)(2)	Notice of Special Meeting of Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(a	)(3)	Proxy Statement of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(a	)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(a	)(5)	Press release issued by Metals USA, Inc., dated May 18, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on May 18, 2005.

(b	)(1)	Amended and Restated Commitment Letter, dated June 8, 2005, by and among Credit Suisse, Cayman Islands Branch, CIBC World Markets Corp., CIBC Inc., Bank of America, N.A. and Banc of America Securities LLC and accepted and agreed to by Flag Acquisition Corporation.*

(c	)(1)	Opinion of Jefferies & Company, Inc., dated May 18, 2005, incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(c	)(2)	Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(c	)(3)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 3, 2005.*

(c	)(4)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated March 1, 2005.*

(c	)(5)	Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 18, 2005.*

(c	)(6)	Preliminary Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(d	)(1)	Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation, and Flag Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(d	)(2)	Support Agreement, dated as of May 18, 2005, by and among Flag Holdings Corporation, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd., incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(d	)(3)	Employment Agreement, by and between Flag Acquisition Corporation and C. Lourenco Goncalves, dated as of May 18, 2005.*

(d	)(4)	Employment Agreement, by and between Flag Acquisition Corporation and Terry L. Freeman, dated as of May 18, 2005.*

(d	)(5)	Employment Agreement, by and between Flag Acquisition Corporation and John A. Hageman, dated as of May 18, 2005.*

(d	)(6)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated February 1, 2005.*

(d	)(7)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated March 17, 2005.*

(f	)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on August 5, 2005.

(g	)	None.

*	Filed as an exhibit to the Schedule 13e-3 filed by Metals USA, Inc. with the Securities and Exchange Commission on June 14, 2005.